UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

Hemobiotech, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

42368P102

(CUSIP Number)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐  Rule 13d-1(b)

     ☐  Rule 13d-1(c)

     ☒  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	42368P102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ghassan Nino

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

1,222,113 Shares

	6	SHARED VOTING POWER

2,068,270 Shares

	7	SOLE DISPOSITIVE POWER

1,222,113 Shares

	8	SHARED DISPOSITIVE POWER

2,068,270 Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,290,383 Shares (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
FOOTNOTES

(1) Represents (a) 1,086,113 shares of common stock held directly by Mr. Nino; (b) 1,851,047 shares of common stock held directly by Nino Partners, LLC, of which Mr. Nino is the Managing Member and has voting control;(c) 217,223 shares of common stock held directly by Biogress LLC, of which Mr. Nino is a founding member and has 50% voting control; and (d) 136,000 stock options held directly by Mr. Nino which are currently exercisable.

CUSIP No.	42368P102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Nino Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

0 Shares

	6	SHARED VOTING POWER

1,851,047 Shares

	7	SOLE DISPOSITIVE POWER

0 Shares

	8	SHARED DISPOSITIVE POWER

1,851,047 Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,851,047 Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
FOOTNOTES

Item 1.

(a)	Name of Issuer
HemoBioTech, Inc.

(b)	Address of Issuer’s Principal Executive Offices
5001 Spring Valley Rd Ste 1040-West, Dallas, TX 75244

Item 2.

(a)	Name of Person Filing
Ghassan Nino ("Nino") Nino Partners LLC ("Nino Partners")

(b)	Address of Principal Business Office or, if none, Residence
c/o 5001 Spring Valley Rd Ste 1040-West, Dallas, TX 75244

(c)	Citizenship
Nino is a citizen of United States of America. Nino Partners is a Texas limited liability company

(d)	Title of Class of Securities
Common Stock, $0.001 Par Value Per Share

(e)	CUSIP Number
42368P102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. ☐78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 3,290,383

(b)	Percent of class: 13.9

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 1,222,113

(ii)	Shared power to vote or to direct the vote: 2,068,270

(iii)	Sole power to dispose or to direct the disposition of: 1,222,113

(iv)	Shared power to dispose or to direct the disposition of: 2,068,270

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

None of the reporting persons who have filed this schedule is a person, as defined in Rule 13d-1(b)(1)ii), promulgated pursuant to the Securities Act of 1934

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2010	By:	/s/ Ghasssan Nino
Name: Ghasssan Nino
Title: Ghassan Nino

Nino Partners, LLC

Date: February 16, 2010	By:	/s/ Ghassan Nino
Name: Ghassan Nino
Title: Managing Member

Footnotes:

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)